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So 3/29/05

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. Box 275
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS F. OTTEN 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Copeland Buhl & Company P.L.L.P.
(Name – *if individual, state last, first, middle name*)

800 East Wayzata Blvd. (Address) Wayzata (City) MN (State) 55391-1766 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2005
THOMSON
FINANCIAL


SEC MAIL
PROCESSING
WASH, D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS F. OTTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TARI L. ERICKSON
Notary Public - Minnesota
My Commission Expires Jan. 31, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

NORTHERN SECURITIES, INC.

December 31, 2004 and 2003

CONTENTS

Report of Independent Certified Public Accountants 1

Financial Statements:

Statements of Financial Condition 2

Statements of Operations 3

Statement of Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-7

Supplemental Information:

Computation of Net Capital 8


COPELAND
BUHL &
CO

Report of Independent Certified Public Accountants

Board of Directors
Northern Securities, Inc.
Wayzata, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. as of December 31, 2004 and 2003, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Copeland Buhl & Company P.L.L.P.

COPELAND BUHL & COMPANY P.L.L.P.

January 25, 2005

COPELAND BUHL & COMPANY P.L.L.P.
Certified Public Accountants
800 East Wayzata Boulevard
Wayzata, Minnesota 55391-1766

www.copelandbuhl.com
Telephone: 952.476.7100
Fax: 952.476.7123
Toll free: 877.476.7100

NORTHERN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2004	2003
Current Assets:		
Cash and equivalents	$ 12,129	$ 11,145
Concessions receivable	3,486	7,707
Total Current Assets	15,615	18,852
Office Equipment, at Cost	11,928	11,928
Less: accumulated depreciation	11,314	10,531
Net Office Equipment	614	1,397
TOTAL ASSETS	$ 16,229	$ 20,249

LIABILITIES AND STOCKHOLDER'S EQUITY	2004	2003
Current Liabilities:		
Commissions payable	$ 2,745	$ 5,950
Stockholder's Equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	1,000	1,000
Paid in capital	17,983	17,983
Accumulated deficit	(5,499)	(4,684)
Total Stockholder's Equity	13,484	14,299
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,229	$ 20,249

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31

	2004	2003
Revenues	$ 36,134	$ 63,590
Operating Expenses:		
Officer salary	9,350	28,050
Payroll taxes	1,242	1,850
Employee benefits	3,184	7,861
Auto lease	6,300	6,300
Telephone	4,404	2,946
Auto expenses	3,529	2,769
Professional services	2,158	2,005
Office expense	1,457	1,630
Meals and entertainment	1,256	1,275
Supplies	985	751
Depreciation	783	783
Advertising	467	1,039
Bonding fees	369	369
Dues and subscriptions	299	871
Postage	214	346
Regulatory fees		5,305
Miscellaneous expense	952	543
Total Operating Expenses	36,949	64,693
Net Loss	$ (815)	$ (1,103)

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
TWO YEARS ENDED DECEMBER 31, 2004

	Common **Stock**	Paid in **Capital**	Accumulated **Deficit**	Total Stockholder's **Equity**
Balance, January 1, 2003	$ 1,000	$ 17,983	$ 6,581	$ 15,402
Net Loss for the Year Ended December 31, 2003			(1,103)	(1,103)
Balance, December 31, 2003	1,000	17,983	(4,684)	14,299
Net Loss for the Year Ended December 31, 2004			(815)	(815)
Balance, December 31, 2004	$ 1,000	$ 17,983	$ (5,499)	$ 13,484

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2004	2003
Cash Flows from Operating Activities:		
Net loss	$ (815)	$ (1,103)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	783	783
(Increase) decrease in concessions receivable	4,221	(2,592)
Decrease in prepaid expenses		2,010
Increase (decrease) in commissions payable	(3,205)	5,950
Net Cash Provided by Operating Activities	984	5,048
Cash Flows From Financing Activities:		
Net repayments to stockholder		(2,500)
Net Increase in Cash and Equivalents	984	2,548
Cash and Equivalents - Beginning of Year	11,145	8,597
Cash and Equivalents - End of Year	$ 12,129	$ 11,145

See notes to financial statements.

NORTHERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Note A: **Significant Accounting Policies**

Nature of Operations

The Company is a broker and dealer of securities. Its principal market is the Minneapolis/St. Paul metropolitan area.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. For financial reporting purposes, the straight-line method of depreciation is followed. For tax reporting purposes, accelerated methods of depreciation are followed for all assets.

Expenditures for maintenance and repairs are charged to operations when the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

Income Taxes

The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accumulated depreciation. The tax effects of these differences are recorded as deferred income taxes.

Note B: Income Taxes

At December 31, 2004, the Company's provision for income taxes and the deferred tax asset and liability balances were zero.

Cash payments for income taxes during the years ended December 31, 2004 and 2003 were zero.

Note C: Pension Plan

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The Company made no contributions to the plan in 2004 and 2003.

SUPPLEMENTAL INFORMATION

NORTHERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31

	2004	2003
Net Capital:		
Total Stockholder's Equity	$ 13,484	$ 14,299
Less:		
Haircuts on securities, $10,500 x 2% and $9,727 x 2%, respectively	(210)	(195)
Net office equipment	(614)	(1,397)
Net Capital	$ 12,660	$ 12,707
Aggregate Indebtedness	$ 2,745	$ 5,950
Ratio: Aggregate indebtedness to net capital	.2	.5

No material differences exist from the Company's calculation computation of net capital.